HORNBACH

82-3729

HORNBACH BAUMARKT AKTIENGESELLSCHAFT

03032427

Securities and Exchange Commission
450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549

Office of International Corporate Finance
att.: Sandra Kinsey, Esq.

Bornheim, September 25th, 2003

HORNBACH-Baumarkt-AG – File number 82-3729

SUPPL

Dear Ms. Sandra Kinsey,

Enclosed please find our press release and interim report published on September 25th, 2003 for your information. It's a brief report concerning the 1st Half 2003/04 (March-August 2003) of our financial year.

Furthermore I would like to ask if it is possible to get your fax number or e-mail address for further documents? I would be very grateful to get a reply (judith.wuertz@hornbach.com).

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

I look forward to hearing from you soon.

Kind regards,

pp. Judith Würtz

Enclosure

PRESSEMITTEILUNG - PRESS RELEASE **HORNBACH**
HOLDING AG

<u>HORNBACH Group Maintains Its Growth Trajectory in the First Half of 2003/2004</u> 82-3729

Sales and Earnings Continue to Rise

03 OCT -1

- Consolidated sales up by 21.5 %
- 3.1% increase in like-for-like sales at DIY stores
- Average DIY store size surpasses 10,000 m² for the first time
- Earnings significantly up on previous year

Neustadt an der Weinstraße/Bornheim (Pfalz), September 25, 2003.
The HORNBACH Group was able to maintain its growth trajectory in the second quarter of the current financial year. Both HORNBACH HOLDING AG (ISIN DE0006083439) and its largest subsidiary HORNBACH-Baumarkt-AG (ISIN DE0006084403) have reported significant year-on-year increases in their sales and earnings for the first six months up to August 31, 2003. Consolidated earnings before taxes and extraordinary items and consolidated net income rose more rapidly than sales at the two companies, which are both listed in the SDAX. This development was primarily attributable to like-for-like sales growth, coupled with a slight increase in the gross margin, a relative decline in administrative costs and lower pre-opening costs. The net sales of the HORNBACH Group rose by 21.5% to just under € 1.1bn during the first half of the 2003/2004 financial year. Like-for-like sales at the HORNBACH DIY megastores with garden centers rose by 3.1% across the Group.

Key Figures for the First Half of 2003/2004 (IFRS)

	HORNBACH HOLDING AG (ISIN DE0006083439)			HORNBACH-Baumarkt-AG (ISIN DE0006084403)		
Figures in € m	± %	2003/04	2002/03	± %	2003/04	2002/03
Sales (net)	21.5	**1,098.5**	904.4	18.4	**1,020.7**	861.8
• Germany				6.9	695.4	650.8
• International [Share in %]				54.2	325.3 [31.9 %]	211.0 [24.5 %]
Like-for-like sales growth (%)					**3.1 %**	**2.2 %**
Gross margin (as % of net sales)		**34.9**	34.6		**35.4**	34.9
EBITDA	18.5	**104.4**	88.1	27.4	**87.5**	68.7
Earnings before interest and tax (EBIT)	25.1	**69.8**	55.8	40.7	**59.1**	42.0
Consolidated earnings before taxes and extraordinary items	28.8	**54.1**	42.0	47.9	**48.8**	33.0
Consolidated earnings after taxes and before extraordinary items	19.5	**31.2**	26.1	42.9	**29.0**	20.3
Extraordinary income	-	**1.1**	-5.7	-	**1.1**	-5.7
Consolidated earnings before minority interests	58.3	**32.3**	20.4	.	.	.
Consolidated net income	50.3	**26.3**	17.5	106.2	**30.1**	14.6
Earnings per share (€)	49.8	**3.28**	2.19	106.2	**2.01**	0.97
Investments	-54.8	**62.0**	137.3	-67.6	**27.0**	83.3
Total assets	5.4	**1,623.1**	1,539.4	2.0	**1,084.5**	1,063.4
Shareholders' equity	3.5	**438.4**	423.7	4.0	**365.9**	351.9
Shareholders' equity as % of total assets		**27.0%**	27.6%		**33.8%**	33.1%

The HORNBACH HOLDING AG Group includes the HORNBACH-Baumarkt-AG, HORNBACH Baustoff Union GmbH and HORNBACH Immobilien AG Subgroups, as well as Lafiora HORNBACH Florapark GmbH.

In the first half of the 2003/2004 financial year (March 1 to August 31, 2003), the consolidated sales (excluding VAT) of HORNBACH HOLDING AG increased by 21.5% on the previous year to reach € 1,098.5m (previous year: € 904.4m). Sales at the HORNBACH-Baumarkt-AG Subgroup rose by 18.4% to € 1,020.7m (previous year: € 861.8m). Like-for-like sales at the DIY megastores with garden centers increased by 3.1% (2.3 % in Germany, 5.5 % in other European countries). The share of international sales rose from 24.5% in the previous year to 31.9%.

The second quarter of the 2003/2004 financial year saw the opening of new DIY megastores with garden centers in Leoben (Austria) and in Datteln (Nordrhein-Westfalen). The total number of stores had therefore risen to 106 by August 31, 2003 (previous year: 96). With a total sales area of 1,061,700 m², the average size of HORNBACH megastores has surpassed 10,000 m² for the first time. A total of 80 stores are operated in Germany. The HORNBACH DIY megastores with garden centers in other European countries are distributed as follows: Austria (11), the Netherlands (8), the Czech Republic (4), Switzerland (2) and Luxembourg (1).

HORNBACH Baustoff Union GmbH had increased the number of its outlets to 20 locations by the reporting date on August 31, 2003. The net sales generated at the division more than doubled in comparison with the previous year and amounted to € 68.0m. On account of the ongoing weakness in the construction sector, however, they nevertheless fell short of expectations. Following an unsatisfactory second quarter, Lafiora HORNBACH Florapark GmbH was also not able to meet its sales targets. Including the newly opened outlet in Ludwigshafen, sales in the specialist garden center division rose by around 18% to € 10.7m.

Including the four Lafiora garden centers, the total number of retail outlets across the HORNBACH HOLDING Group amounted to 110, with a total sales area of approximately 1,078,700 m² (reporting date: August 31, 2003).

Earnings Significantly up on Previous Year

Earnings growth at the HORNBACH Group during the second quarter maintained the positive trend seen in the first three months. Thanks to the pleasing course of business during the period under report (March to August 2003), consolidated earnings before taxes and extraordinary items rose by 28.8% on the previous year to reach € 54.1m (previous year: € 42.0m). At the Baumarkt Subgroup, this key figure rose by 47.9% to € 48.8m (previous year: € 33.0m). Average earnings per share at the HOLDING AG increased from € 2.19 to € 3.28 (+ 49.8%). At its DIY subsidiary, HORNBACH-Baumarkt-AG, earnings per ordinary share more than doubled from € 0.97 in the previous year to € 2.01 (+ 106.2%). It should be noted in this respect that the figures for the previous year were burdened by the extraordinary expenses relating to the flooding catastrophe in August 2002 (€ -5.7m after tax).

The growth in the operative earnings figures during the first half of the financial year is primarily due to an increase in like-for-like sales at the DIY megastores with garden centers, the largest and most significant division within the Group, coupled with a slight

lower level of pre-opening costs as well as the relative decline in administrative costs, also had a positive impact on the development of earnings.

As of August 31, 2003, there were 10,208 individuals across Europe in fixed employment at HORNBACH HOLDING AG or at one of its subsidiaries (previous year: 8,891).

Outlook

The outlook for the current 2003/2004 financial year remains unchanged on the forecasts given at the end of the first quarter. The HORNBACH HOLDING AG Group is expected to report two-figure sales growth. This will be achieved by means of new openings, as well as by growth in like-for-like sales. Overall net sales at the HORNBACH Group are expected to rise to more than € 2.0bn and to reach € 1.9bn at the HORNBACH-Baumarkt-AG Subgroup.

A further four new openings of HORNBACH DIY megastores with garden centers in Germany and abroad are scheduled to take place by the end of the financial year (February 29, 2004), of which three will be in Germany. One international store opening scheduled for the current financial year will be postponed to the coming financial year. The total number of retail outlets is therefore expected to increase to 114 (previous year: 105), with a total sales area of around 1,128,000 m².

Following the highly promising entry into the Swiss market, where the company is pressing ahead with further expansion, the attention of HORNBACH-Baumarkt-AG in the current financial year is mainly focussed on Sweden. The first Scandinavian HORNBACH store is scheduled to be opened in Gothenburg on October 8, 2003. It will introduce its unmistakable HORNBACH strengths to the Swedish DIY market.

The phase of expansion by means of further acquisitions at HORNBACH Baustoff Union GmbH has been completed for the time being. With 20 outlets, the Subgroup has built up a significant regional competitive position. The optimization of operating processes, coupled with the synergies generated by the acquisitions and resultant joint market presence, are expected to have a positive impact on earnings in the construction materials and builders' merchant division in the further course of the current financial year. Lafiora HORNBACH Florapark GmbH is directing its efforts towards achieving ongoing improvements in its sales situation.

Earnings are expected to show a considerable improvement and more than make up for the shortfall in the previous year. Consolidated earnings before taxes and extraordinary items are predicted to grow more rapidly than sales both at the HOLDING AG and at the Baumarkt-AG and to surpass the level seen in the 2001/2002 financial year (€ 46.5m and € 46.3m respectively).

Further details as to business developments at the overall HORNBACH HOLDING AG Group and the HORNBACH-Baumarkt-AG Subgroup can be found in the Interim Reports published on the internet today.

- HORNBACH-Baumarkt-AG: www.hornbach.com
- HORNBACH HOLDING AG: www.hornbach-holding.com

Financial Calendar

▪ December 19, 2003	**Interim Report** as of November 30, 2003
▪ April 07, 2004	**Preliminary Annual Results** 2003/2004
▪ June 25, 2004	**Financial Statements Press Conference** 2003/2004 **Interim Report** as of May 31, 2004
▪ September 02, 2004	**Annual General Meeting of HORNBACH-Baumarkt-AG** Frankfurt am Main
▪ September 03, 2004	**Annual General Meeting of HORNBACH HOLDING AG** Frankfurt am Main
▪ September 30, 2004	**Interim Report** as of August 31, 2004
▪ December 21, 2004	**Interim Report** as of November 30, 2004

Contact

Investor Relations

Axel Müller
76878 Bornheim
Tel: (+49) 0 63 48/ 60 - 24 44
Fax: (+49) 0 63 48/ 60 - 42 99
invest@hornbach.com

Press / Public Relations

Dr. Ursula Dauth
67433 Neustadt a. d. W.
Tel: (+49) 0 63 21/ 678 - 93 21
Fax: (+49) 0 63 21/ 678 - 93 00
presse@hornbach.com

Internet: www.hornbach-holding.com
www.hornbach.com



HORNBACH-Baumarkt-Aktiengesellschaft

Interim Report (IFRS)
First Half-Year 2003/2004

HORNBACH-Baumarkt-AG Group

Interim Report (IFRS) for the 1st Half-Year 2003/2004 (March 1 – August 31, 2003)

- Consolidated sales up by 18.4%
- 3.1% increase in like-for-like sales
- Earnings grow even more rapidly
- Average store size surpasses 10,000 m² for the first time

In the first six months of the current financial year (March 1 – August 31, 2003), HORNBACH-Baumarkt-AG increased its consolidated sales by 18.4%. Like-for-like sales grew by 3.1%. With its DIY megastores, HORNBACH was therefore able to maintain its growth trajectory in the second quarter of 2003/2004.

In comparison with the equivalent period in the previous year, earnings in the first half of 2003/2004 showed markedly stronger growth than sales. This development was primarily attributable to like-for-like sales growth, coupled with a slight year-on-year increase in the gross margin and a relative decline in administrative costs, as well as lower pre-opening costs.

Key Figures for the 1st Half-Year (IFRS) HORNBACH-Baumarkt-AG Group	± %	1st Half-Year 2003/2004 *in € m*	1st Half-Year 2002/2003 *in € m*
Sales (net)	18.4	**1,020.7**	861.8
• Germany	6.9	695.4	650.8
• International [Share in %]	54.2	325.3 [31.9 %]	211.0 [24.5 %]
Like-for-like sales growth (%)		**3.1 %**	2.2 %
Gross margin as % of net sales		**35.4**	34.9
EBITDA	27.4	**87.5**	68.7
Earnings before interest and tax (EBIT)	40.7	**59.1**	42.0
Consolidated earnings before taxes and extraordinary items	47.9	**48.8**	33.0
Consolidated earnings after taxes and before extraordinary items	42.9	**29.0**	20.3
Extraordinary items	-	**1.1**	-5.7
Consolidated net income	106.2	**30.1**	14.6
Earnings per share (€)	106.2	**2.01**	0.97
Investments	-67.6	**27.0**	83.3
Total assets	2.0	**1,084.5**	1,063.4
Shareholders' equity	4.0	**365.9**	351.9
Shareholders' equity as % of total assets		**33.8 %**	33.1 %

HORNBACH Increases Consolidated Sales by 18.4%

The second quarter of the 2003/2004 financial year saw the opening of new DIY megastores with garden centers in Leoben (Austria) and in Datteln (Nordrhein-Westfalen, Germany). The total number of stores had therefore risen to 106 by August 31, 2003 (previous year: 96). With a total sales area of 1,061,700 m², the average size of HORNBACH megastores has surpassed 10,000 m² for the first time. A total of 80 stores are operated in Germany. The HORNBACH DIY megastores with garden centers in other European countries are distributed as follows: Austria (11), the Netherlands (8), the Czech Republic (4), Switzerland (2) and Luxembourg (1).

Taking account of the newly opened DIY megastores with garden centers, net sales at the HORNBACH-Baumarkt-AG Group rose by 18.4% on the previous year to reach € 1020.7m (previous year: € 861.8m). The HORNBACH DIY megastores with garden centers in other European countries contributed around € 325m to this figure. The share of international sales therefore rose from 24.5% in the previous year to 31.9%.

3.1% Increase in Like-for-like Sales

The first half of the financial year saw a 2.3% increase in like-for-like sales at the HORNBACH stores in Germany. Including the stores in other European countries (+5.5 %), like-for-like sales across the Group rose by 3.1%. Following an increase of +3.9 % in like-for-like sales in the first quarter, the Group reported a 2.2% rise in the second quarter. On account of the unusually warm Summer in 2003, sales growth in July and August lagged behind that reported for the period between March and June.

Earnings Grow Even More Rapidly

Earnings growth at the HORNBACH-Baumarkt-AG Group during the second quarter maintained the positive trend seen in the first three months. Thanks to the pleasing course of business during the period under report (March to August 2003), consolidated earnings before taxes and extraordinary items rose by 47.9% on the previous year to reach € 48.8m (previous year: € 33.0m). Earnings before interest and tax (EBIT) increased by 40.7% to € 59.1m (previous year: € 42.0m). Earnings before interest, tax, depreciation and amortization (EBITDA) showed a year-on-year increase of 27.4% to reach € 87.5m (€ 68.7m).

The pleasing level of growth in the operative earnings figures during the first half of the financial year is primarily due to an increase in like-for-like sales, coupled with a year-on-year improvement in the gross margin. The gross margin across the Group rose as a percentage of net sales from 34.9% to 35.4%. This was principally the result of an improvement in procurement conditions. The significantly lower level of pre-opening costs (-29%) compared with the equivalent period in the previous year, as well as the relative decline in administrative costs, also had a positive impact on the development of earnings.

Consolidated net income for the first half of 2003/2004 amounted to € 30.1m and was therefore more than double the equivalent figure for the previous year (€ 14.6m). This led to an improvement in earnings per share from € 0.97 to € 2.01 as of August 31, 2003. It should be noted in this respect that the figure for the previous year included the extraordinary expenses relating to the flooding catastrophe in August 2002. Consolidated earnings after taxes and before extraordinary items rose by 42.9% to € 29.0m (previous year: € 20.3m).

Personnel

At the reporting date on August 31, 2003, there were 9,483 individuals in fixed employment at HORNBACH-Baumarkt AG or one of its subsidiaries (previous year: 8,519).

Investments

A total of € 27.0m was invested during the first six months of the current financial year (previous year: € 83.3m), primarily in plant and equipment, as well as software (64%), and in land and buildings (36%). Information as to the financial and investment activities of HORNBACH-Baumarkt-AG has been provided in the cash flow statement appended to this report.

Outlook

The outlook for the current 2003/2004 financial year remains unchanged on the forecasts given at the end of the first quarter. The HORNBACH-Baumarkt-AG Group is expected to report two-figure sales growth. This will be achieved by means of new openings, as well as by growth in like-for-like sales. Overall net sales at the Group are expected to rise to around € 1.9bn.

A further four new openings are scheduled to take place by the end of the financial year (February 29, 2004), of which three will be in Germany. One international store opening scheduled for the current financial year will be postponed to the coming 2004/2005 financial year. The total number of HORNBACH megastores with garden centers is therefore expected to increase to 110 (previous year: 102), with a total sales area of 1,111,000 m².

Following the highly promising entry into the Swiss market, where the company is pressing ahead with further expansion, attention in the current financial year is mainly focussed on Sweden. The first Scandinavian HORNBACH store is scheduled to be opened in Gothenburg on October 8, 2003. It will introduce its unmistakable HORNBACH strengths to the Swedish DIY market.

Earnings will also show a considerable improvement and more than make up for the shortfall in the previous year. Consolidated earnings before taxes and extraordinary items are expected to grow more rapidly than sales and to surpass the level seen in the 2001/2002 financial year (€ 46.3m).

Bornheim, September 25, 2003
– The Board of Management –

Financial Calendar

▪ December 19, 2003	**Interim Report** as of November 30, 2003
▪ April 07, 2004	**Preliminary Annual Results** 2003/2004
▪ June 25, 2004	**Financial Statements Press Conference** 2003/2004 and publication of Annual Report **DVFA Analysts' Conference** **Interim Report** as of May 31, 2004
▪ September 02, 2004	**Annual General Meeting** in Frankfurt am Main
▪ September 30, 2004	**Interim Report** as of August 31, 2004
▪ December 21, 2004	**Interim Report** as of November 30, 2004

Contact

Investor Relations

Axel Müller
76878 Bornheim bei Landau
Tel: (+49) 0 63 48/ 60 - 24 44
Fax: (+49) 0 63 48/ 60 - 42 99
invest@hornbach.com

Press/Public Relations

Dr. Ursula Dauth
67433 Neustadt a. d. W.
Tel: (+49) 0 63 21/ 678 - 93 21
Fax: (+49) 0 63 21/ 78 - 93 00
presse@hornbach.com

Internet: www.hornbach.com

Income Statement
HORNBACH-Baumarkt-AG Group

	% change on previous year	1st Half-Year 2003/2004 € m	1st Half-Year 2002/2003 € m
Sales	18.4	1,020.7	861.8
Other income of which non-operating € 0.7m (previous year: 0)	39.8	12.3	8.8
Cost of materials	17.8	664.7	564.2
Gross margin	**20.2**	**368.3**	**306.4**
Personnel expenses	20.0	146.9	122.4
Amortization of intangible assets and depreciation of property, plant and equipment	6.4	28.4	26.7
Other operating expenses	16.1	133.9	115.3
Earnings before interest and tax (EBIT)	**40.7**	**59.1**	**42.0**
Net financial expenses	14.4	-10.3	-9.0
Consolidated earnings before taxes and extraordinary items	**47.9**	**48.8**	**33.0**
Taxes on income	58.5	18.7	11.8
Other taxes	22.2	1.1	0.9
Consolidated earnings after taxes and before extraordinary items	**42.9**	**29.0**	**20.3**
Extraordinary income after income taxes of € -0.6m (previous year: € +3.1m)	-	1.1	-5.7
Consolidated net income	**106.2**	**30.1**	**14.6**

Balance Sheet
HORNBACH-Baumarkt-AG Group

		August 31, 2003		August 31, 2002
	%	€ m	%	€ m
ASSETS				
A. Long-term assets	**58.9**	**639.6**	**61.6**	**654.6**
I. Intangible assets	1.1	12.3	1.4	14.5
II. Property, plant & equipment	56.7	614.3	59.4	631.2
III. Financial assets	0.1	1.1	0.0	0.2
IV. Other long-term assets	0.1	1.6	0.0	0.3
V. Deferred tax claims	0.9	10.3	0.8	8.4
B. Short-term assets	**41.1**	**444.9**	**38.4**	**408.8**
I. Inventories	33.7	364.9	31.1	331.4
II. Accounts receivable and other assets	2.9	31.9	3.6	38.0
III. Liquid funds	4.5	48.1	3.7	39.4
TOTAL ASSETS	**100.0**	**1,084.5**	**100.0**	**1,063.4**
EQUITY AND LIABILITIES				
A. Shareholders' equity	**33.8**	**365.9**	**33.1**	**351.9**
I. Subscribed capital	4.1	45.0	4.2	45.0
II. Capital reserve	11.3	122.5	11.5	122.5
III. Revenue reserves	15.6	168.3	16.0	169.8
IV. Consolidated net income	2.8	30.1	1.4	14.6
B. Long-term liabilities	**31.2**	**339.0**	**30.8**	**327.6**
I. Financial liabilities	26.7	289.9	25.8	274.6
II. Deferred taxes	4.0	43.4	4.4	47.1
III. Other liabilities	0.5	5.7	0.6	5.9
C. Short-term liabilities	**35.0**	**379.6**	**36.1**	**383.9**
I. Financial liabilities	7.3	79.1	10.0	106.3
II. Trade accounts payable and other liabilities	22.3	242.3	23.1	245.0
III. Tax provisions	1.9	20.0	0.8	8.8
IV. Other provisions	3.5	38.2	2.2	23.8
TOTAL EQUITY AND LIABILITIES	**100.0**	**1,084.5**	**100.0**	**1,063.4**

Cash Flow Statement

HORNBACH-BAUMARKT-AG Group

	1st Half-Year 2003/2004 € m	1st Half-Year 2002/2003 € m
Consolidated earnings after tax and before extraordinary items	**29**	**20**
Depreciation and amortization of fixed assets	28	27
Change in provisions	19	9
Profits / losses on the sale of fixed assets	-1	0
Change in inventories, trade accounts receivable and other assets	-11	-8
Change in trade accounts payable and other liabilities	17	-1
Other income / expenses with no cash effect	3	-1
Receipts / payments of extraordinary items	2	0
Inflow of funds from ordinary trading activities	**86**	**46**
Receipts from disposals of fixed assets	38	1
Payments for capital expenditure on tangible assets	-26	-71
Payments for capital expenditure on intangible assets	-1	-2
Inflow / Outflow of funds for investment activities	**11**	**-72**
Payments to shareholders	-13	-13
Receipts from the proceeds of financial loans	18	0
Payments for the redemption of financial loans	-16	-21
Receipts / payments from group financing activities	-12	4
Change in short-term financial loans	-49	45
Outflow / inflow of funds for financing activities	**-72**	**15**
Change in liquid assets	25	-11
Liquid funds at March 1	23	50
Liquid funds at August 31	**48**	**39**

Change in Consolidated Shareholders' Equity
HORNBACH-BAUMARKT-AG Group

1st Half-Year 2002/2003

€ m	Subscribed capital	Capital reserve	Hedging reserve	Cumulative currency conversion	Other revenue reserves	Net income	**Total equity**
As at March 1, 2002	**45**	**122**	**0**	**1**	**152**	**30**	**350**
Dividend payments						-13	**-13**
Transfer to reserves					17	-17	**0**
Net income						15	**15**
As at August 31, 2002	**45**	**122**	**0**	**1**	**169**	**15**	**352**

1st Half-Year 2003/2004

€ m	Subscribed capital	Capital reserve	Hedging reserve	Cumulative currency conversion	Other revenue reserves	Net income	**Total equity**
As at March 1, 2003	**45**	**122**	**-2**	**1**	**168**	**15**	**349**
Dividend payments						-13	**-13**
Currency adjustments				-1			**-1**
Valuation of derivative financial instruments, *net after tax*			1				**1**
Transfer to reserves					2	-2	**0**
Net income						30	**30**
As at August 31, 2003	**45**	**122**	**-1**	**0**	**170**	**30**	**366**

NOTES TO THE GROUP INTERIM REPORT (IFRS) AS OF AUGUST 31, 2003

1. ACCOUNTING PRINCIPLES

This non-audited group interim report of HORNBACH-Baumarkt-Aktiengesellschaft and its subsidiaries for the first half-year as of August 31, 2003 has been compiled in accordance with the accounting principles promulgated by the International Accounting Standards Board (International Financial Reporting Standards – "IFRS"). Application has been made of all International Financial Reporting Standards and interpretations of the International Financial Reporting Standing Interpretation Committee "SIC" valid as of August 31, 2003.

The accounting principles applied in the compilation of this interim report correspond to those applied in the group annual report as of February 28, 2003.

This interim report is to be read in conjunction with the group annual report for the 2002/2003 financial year. The notes included therein also apply to this interim report unless expressly indicated otherwise. Particular reference is made to Note 12 in the annual report "Amendments to the Accounting and Valuation Methods". Account has been taken of the resultant amendments in the comparable figures for the half-year ending as of August 31, 2002.

2. REPORTING ENTITY

No alterations have been made to the reporting entity during the first half of the 2003/2004 financial year.

3. SEASONAL INFLUENCES

Due to weather conditions, the HORNBACH-Baumarkt-AG Group is subject to lower sales in autumn and winter than in the spring and summer months. These seasonal variations are reflected in the figures for the first half of the financial year. The results of business operations for the first six months up to August 31, 2003 do not automatically constitute an indicator of the results to be expected for the overall financial year.

4. NON-OPERATIVE RESULT

The non-operative earnings of € 0.7m include profits on the sale of two DIY megastores with garden centers, which were subsequently rented back for the long term on the basis of sale and rent back agreements (operating lease). Following expiry of the basic rental period, which may not be terminated, the agreements provide for an extension of the rental period and also include purchase options.

5. EXTRAORDINARY RESULT

The extraordinary income mainly relates to a grant of € 1.6m made by the state government of Upper Austria to cover the damage caused by the flood disaster in 2002. There are no conditions or performance contingencies in connection with the assistance thereby granted. The tax expense relating to the extraordinary income amounts to € 0.6m.

6. EARNINGS PER SHARE

Undiluted earnings per share are calculated pursuant to IAS 33 (Earnings per Share) as the quotient of the result allocable to the shareholders of HORNBACH-Baumarkt-AG for the period under report and the weighted average number of shares in circulation.

Earnings per share

	August 31, 2003	August 31, 2002
Number of shares issued	15,011,500	15,011,500
Net income allocable to the shareholders of HORNBACH-Baumarkt-AG (in € m)	30.1	14.6
Earnings per share (in €)	2.01	0.97

Due to share option plans there are some shares which may potentially be diluted. These have no influence on the earnings per share figure, however, as the hurdles for exercising such options have not been reached.

7. SEGMENTAL REPORTING

1st Half-Year 2003/2004 in € m (1st Half-Year 2002/2003 in € m)	**DIY Megastores**	**Real Estate**	**Other and Consolidation**	**HORNBACH-Baumarkt-AG Group**
Segment Income	**1,020.0**	**34.3**	**-33.6**	**1,020.7**
	(860.9)	(26.7)	(-25.8)	(861.8)
- Sales proceeds from external third parties	1,019.4	0.0	0.0	1,019.4
	(860.3)	0.0	0.0	(860.3)
- Sales proceeds from affiliated companies	0.6	0.0	0.0	0.6
	(0.6)	0.0	0.0	(0.6)
- Rental income from affiliated companies, internal rental income	0.0	33.9	-33.6	0.3
	(0.0)	(26.1)	(-25.8)	(0.3)
- Rental income from external third parties	0.0	0.4	0.0	0.4
	(0.0)	(0.6)	(0.0)	(0.6)
Segment Result (EBIT)	**50.9**	**11.0**	**-2.8**	**59.1**
	(34.4)	(10.6)	(-3.0)	(42.0)

8. OTHER DISCLOSURES

In accordance with the proposal made by the Board of Management and Supervisory Board of HORNBACH-Baumarkt-AG, the Annual General Meeting held on August 28, 2003 agreed to the distribution of a dividend amounting to € 0.87 to the shareholders for the 2002/2003 financial year. The dividend amounts to a total of € 13,060,005.00 and thus corresponds to a distribution ratio of 90 percent of the consolidated net income for the financial year ending on February 28, 2003.

Bornheim, September 25, 2003